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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Alamos Gold Inc.
We consent to the use of:
•our report dated February 19, 2025 on the consolidated financial statements of Alamos Gold Inc. (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”); and

•our report dated February 19, 2025 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2024 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2024.
We also consent to the incorporation by reference of such reports in the Registration Statements on Form S-8 (File Nos. 333-206182 and 333-280913), on Form F-10 (File No. 333-272309) and on Form F-3 (File No. 333-236697) of the Company.
/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 31, 2025

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